Filed by SVF Investment Corp. 3

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SVF Investment Corp. 3

(Commission File No. 001-40175)

Meet The Billionaire Robot Overlord Reinventing Walmart’s Warehouses

Forbes

13 December 2021

By Amy Feldman

Rick Cohen spent his life building his family’s traditional grocery distribution business into a $25 billion powerhouse. But the 69-year-old knows the future is automation and he is betting big on a robotics firm that’s building cutting-edge warehouses for mega-retailers like Walmart, Albertsons and Target – and is set to go public in a $5.5 billion SPAC deal.

Rick Cohen points to a floor-to-ceiling cage with multiple levels in it inside an industrial building in the Boston suburb of Wilmington. Dressed in khakis, a light-blue button-down shirt and a dark blue sweater, Cohen flips a switch to show off his 30-inch wide, 240-pound robots. Inside the cage, the green-plastic and steel bots, powered by artificial intelligence, travel at speeds up to 25 miles an hour to pick up items from storage and then organize them onto pallets.

This location is just a test center. But in one of its large-scale warehouses, more than 400 of these autonomous bots—or even potentially more than 1,000—could zip up and down 10 levels of narrow aisles completing more than 30 transactions per hour. The scale of it is hard to grasp. “It’s a big Rubik’s cube, a big Tetris game is what we call it,” he says. “It’s the miniaturization of the warehouse.”

Cohen, 69, isn’t your typical robotics guy. The owner and executive chairman of C&S Wholesale Grocers, the nation’s largest grocery wholesaler with $25 billion in revenue, Cohen lives in tiny Keene, New Hampshire (population 23,000), where C&S is based. He prefers to stay out of the limelight, almost never giving interviews. But he’s also one of the nation’s most successful CEOs even if you’ve never heard of him, having built his family’s third-generation business from a regional player to a powerhouse that is the eighth largest privately held company in America.

Now he’s prepared to move into the spotlight with his warehouse robotics firm Symbotic, which he’s been building, largely in stealth, for nearly 15 years. Symbotic, in which he and his family have a 95% stake with employees owning the rest, is announcing today plans to go public in a $5.5 billion deal with a special purpose acquisition company, or SPAC, sponsored by venture-capital giant SoftBank. The decision to go public comes five months after Symbotic announced a deal with Walmart—now its largest customer and a minority investor in the SPAC deal—to bring its robotic systems to 25 of its 42 regional distribution centers. That mega-deal, along with customers that include Target and Albertsons, as well as Cohen’s own C&S, will help Symbotic increase its revenue for fiscal 2022 (ended next September) by around 80% to an expected $430 million. More impressive, its backlog of orders is now at least $5 billion.

The untold story of how Symbotic emerged as a power player in this fast-growing space began with Cohen tinkering around with technology to solve his own distribution problems at C&S. Grocery distribution is a cut-throat business with razor-thin margins where any efficiency or piece of technology provides an edge over the competition. Today, however, Symbotic has moved well beyond helping C&S. Though Symbotic’s revenue of nearly $250 million (for the 2021 fiscal year) represents just 1% of C&S’s total sales, Forbes figures that it’s worth more than double his main family business. It also comprises the majority of Cohen and his wife Jan’s wealth, which Forbes estimates at $6 billion.

Cohen’s bet on Symbotic is likely to make him an even bigger fortune in the future as retailers face a shortage of warehouse workers and scramble to keep up with Amazon (which bought warehouse robotics firm Kiva Systems for $775 million in 2012). The total market for warehouse automation is forecast to explode to nearly $70 billion by 2025, from $30 billion last year, according to global technology researchers Interact Analysis. “Logistics is trillions of dollars in value, and it’s only going to get more important as ecommerce becomes more prevalent,” says Ash Sharma, senior research director at Interact Analysis.

For Cohen, who built Symbotic with his own funds (he’s put in “hundreds of millions” of dollars, he says) and stepped in as CEO in November 2017, there’s vindication in getting the technology right after a long struggle. Even after taking it public, he’ll hold onto a more than 75% stake. More important, the SPAC deal will give Symbotic $705 million in cash, which will give Cohen the flexibility to buy assets or smaller companies.

“As big as C&S is, in hindsight we probably could be significantly bigger if I had been willing to raise more capital early on,” Cohen says. “You can never get it [capital] when you need it so it’s best to get it when you can.”

Rick Cohen’s grandfather, Israel, started C&S Wholesale Grocers in 1918 with Abraham Siegel in Worcester, Mass. C&S, named for its founders, was a classic small business, operating out of a small brick warehouse and making grocery deliveries to stores in the surrounding area. Cohen bought out Siegel in 1921, but the name stuck. The business expanded slowly but steadily under Rick’s father, Lester, who joined the business in 1955 and ran it for two decades.

Rick Cohen grew up in the business, but didn’t originally intend to join it. “My grandfather told me I should be a doctor,” he says. But in college at the University of Pennsylvania, he struggled with biochemistry. His best friend, who was at Wharton then, suggested he switch to business. “I found it very easy, and I decided I was good at that,” he says. “I asked my dad junior year if I could come into the business and he was delighted.”

When Cohen joined the family business in 1974, it had $50 million in revenue. Cohen—who bought out his father’s and older brother’s stakes in the business in 1990—built it into a $25 billion (revenue) powerhouse, expanding into multiple states and strengthening its position through acquisitions. “I have watched him take unbelievable risks over the years as we made investments or leaned in on growth opportunities that were substantial—and had the potential to put us in a tough spot financially or operationally—and be successful,” says Bob Palmer, C&S’s chief executive who has worked with Cohen since 1986.

At the same time he was engineering deals at C&S, Cohen was also fiddling around with ideas for how automation might make the business better. In the high-volume, low-margin grocery wholesale business, efficiency matters a lot. Cohen had spent so much time in warehouses that he claims he was able to quickly see what was working and what wasn’t. “It’s how my mind works....I can see things in three dimensions in both time and space,” says Cohen, who once built a computer from a kit. “When I’m walking the warehouse, I see the motion, but I also see what should have happened two minutes ago and why it didn’t happen. It would be better if I had the gift to solve world peace. But I have the gift of organizing and sequencing work in a particular time and making it happen.”

Back in 1989, Cohen had rolled out his first major technological innovation with a wireless warehouse management system that allowed the guys on forklifts to communicate with other workers in the warehouse. At the time, it was a breakthrough—the first wireless warehouse management system, Cohen says. “The workforce became much more productive. It was a huge disruption. Some people wanted me to form a software company. I said, ‘No, this is for C&S only.’ That was a huge mistake,” Cohen says, noting the success of publicly traded Manhattan Associates, which does that. “I said, ‘If I ever have this opportunity again, I won’t make that mistake again.’”

Even though he kept the technology for C&S only, the experience got him thinking about the next technological breakthrough. “I started reading everything about automation,” he says.

In the late-1990s, C&S began building out its first automated warehouse in York, Pennsylvania, using off-the-shelf technology. It took many years to build out the 1.4 million square foot building, and required a third tower just for the automation. While it did make the warehouse more efficient, it was so large and expensive as to be unworkable. “I learned what automation should not be,” Cohen says.

Then, in 2007, Cohen met with John Lert, an inventor and self-taught automation guy who now runs a robotics company called Alert Innovation. Lert had been working on an idea for retail automation, and was looking for the funding to develop it. He approached two big grocery wholesalers, Supervalu and C&S. Supervalu wasn’t interested, Lert recalls, but C&S asked him to drive up to Keene, N.H. for a meeting with its head of supply-chain management on a Saturday. “C&S was moving lots of cases so they were very interested in trying to reduce the cost of that,” Lert says.

In Symbotic’s warehouse robotics system, more than 400 robots zip along 10 levels of storage—a scale of automation that’s hard to grasp.

Cohen agreed to invest a small sum (neither will say the exact amount) in the company, then known as CasePick Systems, in 2007. “It was a complicated negotiation, and he’s a hard negotiator,” says Lert, who sold his stake in the business to Cohen in 2009 and left in 2011. “C&S is successful largely because Rick was able to negotiate a lot of acquisition deals at favorable terms to him….When you are negotiating with Rick Cohen, you know you are negotiating with a pretty formidable negotiator.”

The early days were tough as the new company, renamed Symbotic (for the symbiotic relationship between warehousing and robotics), struggled with the technology, trying eight different versions of the robot, and went through multiple changes of management including four CEOs. “There were plenty of times where we said, ‘Should we quit? Should we cut our losses?’” Cohen says.

In 2011, Symbotic built an early prototype at a C&S warehouse in Newburgh, N.Y. “Customers would visit to see the warehouse, and they said, ‘If you can make that work, I’m interested,” Cohen says.

The earliest robot had been little more than a piece of wood on wheels, but as Symbotic worked on its automation, including the complex software that enabled its bots to pick up items, it slowly got better. Then, in 2011, a supply-chain exec from Target, which was a C&S customer in frozen goods, went on tour of the Newburgh warehouse and saw the early automation system.

At the time, Target was trying to figure out what to do with one of its large distribution centers in Woodland, California. The retailer needed more space to keep up with rising sales in the Southwest, but was constrained in how much square footage it could add to the existing facility. “They said, ‘Oh, this is a perfect storage solution.’ We said, ‘We’re doing it for the labor savings at C&S,’” recalls Cohen. (Target declined to speak with Forbes.)

Because of how tightly items can be stored in Symbotic’s cage for the bots to pick up, its system allows a retailer to expand a warehouse’s capacity without increasing its real estate footprint. A typical manually operated grocery warehouse might hold 10,000 or 12,000 individual items, while one that uses Symbotic’s existing technology could pack up to 300,000 into two-thirds the space. Because the robots can build more efficient pallets than humans can, stores can also spend less time and effort getting items to the shelves, allowing them to reduce staffing and decrease the amount of inventory on hand.

In 2014, Symbotic signed on Target as its first outside customer. Albertsons came on board in 2017. Meanwhile Cohen flew to Bentonville, Arkansas, to talk with Walmart’s execs. He already had a relationship with Walmart because C&S had done distribution for some of its Supercenters in the 1990s. “They remembered me,” he says. “It’s a very small world, especially the food distribution space. It’s a lot of word of mouth.”

“There were plenty of times where we said, ‘Should we quit? Should we cut our losses?’

But Walmart, with $572 billion in revenue for the latest 12 months, is a behemoth, and Symbotic needed to prove that it could scale up to the level it required. In 2017, Symbotic started a test at Walmart’s Brooksville, Florida, distribution center, about an hour north of Tampa. It was slow-going and hit multiple roadblocks, but Cohen kept at it. “Rick doesn’t like to lose,” says Bill Boyd, Symbotic’s chief strategy officer and former chief legal officer at C&S. “He’s not afraid to fail or to make a mistake. If he thinks it will work, he will find a way through.”

In November 2017, Cohen stepped aside as CEO of C&S in order to take over as CEO of Symbotic. “I came in because I was pretty well convinced that I had learned enough from my failures and other people’s failures that I can do this now,” says Cohen, who says he came to believe that no one else could do the job and make it work. “I tell people this is my retirement, this is what I’m doing in retirement.”

Cohen delved into ways to make the technology more efficient. He wanted the inbound robots, which unpack pallets as they come into the warehouse, to get to 1,650 cases per hour, up from 900 in December 2019. To get there–“1650 or Bust,” as it was called–Cohen stood over the bots with a stopwatch. “It’s very hard to make the machines do it, but once you do it, it looks easy,” he says. In a little over a year, the inbound bots hit his goal for the first time at Albertsons’ suburban Chicago warehouse.

In the summer of 2020, Cohen and his chief information officer George Dramalis spent a week at Walmart’s Florida facility, with masks on in the heat and humidity, to watch bots move inventory and pack pallets from 4 a.m. to 6 a.m. Afterwards, they’d go for breakfast at the local Waffle House or drive-through McDonald’s, and talk through what wasn’t working right. He discovered, among other things, that there was too much congestion where the bots dropped off cases, requiring Symbotic to add additional lanes to its design.

In July, Walmart announced that it would install Symbotic’s system at 25 of its regional distribution centers. That deal, already worth billions to Symbotic, is likely to expand. “In short, this is a game changer,” Joe Metzger, executive vice president of supply chain operations at Walmart U.S. wrote in a blog post. (Walmart declined to speak with Forbes.) “This first-of-its-kind tech when applied at our scale is revolutionary because it gets products onto shelves for our customers even faster, while saving time for our associates.”

For Symbotic, the Walmart deal was equally game-changing. It represented a huge validation of its technology, which changes the way that warehouses operate. And where Walmart goes other retailers follow.

More important, it set the stage for the SPAC deal. In August, SoftBank’s Vikas Parekh, who first heard of Symbotic as the company began its search for partners for the deal, traveled from San Francisco to Florida to see Symbotic’s technology in action. “With industrial software companies, which SoftBank has a lot of experience with, the revenue is very, very sticky,” says Parekh, who will join Symbotic’s board. For SoftBank, which is investing $200 million, the deal represents its first acquisition target as a SPAC sponsor.

The warehouse robotics automation field is enormous and fast-growing, but there are also lots of competitors. Large firms like publicly traded Honeywell and Germany’s Dematic offer sortation conveyors and warehouse software, while a slew of venture-funded startups have introduced mobile robots and other next-gen solutions. Berkshire Grey, founded by the former chief technology officer of iRobot, went public in a SPAC deal in July; its shares have since fallen more than 40%, giving it a market cap of $1.2 billion. Meanwhile, venture-funded Locus Robotics, whose mobile bots handle ecommerce sales, raised new investment in February at a $1 billion valuation, then raised again at a higher number seven months later. And over in Europe, AutoStore went public in what was Norway’s largest IPO in two decades and is now worth $15 billion.

“This is a game changer. This first-of-its-kind tech when applied at our scale is revolutionary.”

“There are lots of alternatives. I think that it’s not going to be a single company that wins out,” robotics analyst Sharma says. The big risk for Symbotic, therefore, may also be its biggest upside: Walmart. When Amazon acquired Kiva to automate its own warehouses, it left Kiva’s former customers scrambling to keep up—and sparked something of an arms race in the field. “If you [a potential customer] see Walmart getting very cozy with Symbotic, you might think it is too risky to implement this,” Sharma says. The other risk is that companies may choose solutions that cost less upfront, such as mobile robots, which can handle ecommerce orders, even if they don’t offer all the efficiencies at scale for a major retailer. “We think the ROI [return on investment] is much better in the space we play in,” says Locus CEO Rick Faulk.

Symbotic’s strategy for growth calls for moving into new industries, such as apparel and auto parts; expanding internationally, and introducing new products. It projects revenue rising more than 90% between this fiscal year and fiscal 2023, to $832 million, and reaching $2 billion by fiscal 2025, with gross profits increasing from $102 million this fiscal year to $652 million by fiscal 2025 as software subscriptions on its installed base continue to grow.

Already, Cohen has new technology in the works. The current Symbotic system works for dry goods, dairy and produce. He’s now working on robots that could withstand being in the freezer. That’s a tougher problem because getting electronics to work in the cold (ice cream, for example, is stored at minus 20 degrees) requires better technology, including potentially military-grade chips, and constant lubrication of the robots and lifts. He’s also working on a smaller, 18-inch-wide robot that could handle smaller items, like bottles or cans, rather than a full case. That would allow Symbotic to enter the rapidly growing area of ecommerce fulfillment.

Having cash on hand from new investors will not only let Cohen move quickly on R&D, it will also let him acquire smaller companies in a consolidating field—just as he did at C&S. “We’ve run into a couple of companies that have not been able to scale or finish a product,” Cohen says. “I think we’ll have opportunities to say, ‘Why don’t we buy your company and scale it faster.’ I want to be able to do that.”

Still, bringing on outside investors will be an enormous change for a man who’s run one of America’s largest private companies for decades. “Oh, I’m scared to death,” he says, with a laugh. “It’s not like we’re a secret….We live in a small town. We’re not secretive, but we don’t seek publicity. So being public will be different.”

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, SVF Investment Corp. 3’s (“SVF”) and Warehouse Technologies LLC’s (“Warehouse”) expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in SVF’s final prospectus filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and SVF and Warehouse believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither SVF nor Warehouse is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which SVF has filed or will file from time to time with the SEC.

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